Exhibit 23(a)
CONSENT OF INDEPENDENT REGISTERED PUBLIC
      ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement Form S-8 of our report dated February 27, 2008, relating to the consolidated financial statements and financial statement schedule of Solutia Inc. and subsidiaries (Solutia Inc.), and the effectiveness of Solutia Inc.’s internal control over financial reporting (which report expresses an unqualified opinion and includes explanatory paragraphs referring to (i) Solutia Inc.’s filing for reorganization under Chapter 11 of the United States Bankruptcy Code, (ii) substantial doubt about Solutia Inc.’s ability to continue as a going concern, (iii) changes in accounting principles and (iv) management’s exclusion of an acquired entity from its assessment of internal control over financial reporting) appearing in the Annual Report on Form 10-K of Solutia Inc. for the year ended December 31, 2007.
/s/ Deloitte & Touche LLP
St. Louis, MO
February 27, 2008